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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2006

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F [X] Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes [ ] No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________ )

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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to change in director and authorized representative.

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                           PETROCHINA COMPANY LIMITED

                               [CHINESE CHARACTER]

    (a joint stock limited company incorporated in the People's Republic of
                          China with limited liability)
                                (Stock code: 857)

                                  ANNOUNCEMENT
                CHANGE IN DIRECTOR AND AUTHORIZED REPRESENTATIVE

The Board announces the resignation of Mr. Su Shulin as executive Director, senior Vice-President and authorized representative of the Company with effect from 24 November 2006.

The board of directors (the "Board") of PetroChina Company Limited (the "Company") announces that Mr. Su Shulin has resigned as the executive Director, senior Vice-President and authorized representative of the Company with effect from 24 November 2006 as a result of Mr. Su taking up new designation with the provincial government of Liaoning Province, the People's Republic of China. Mr. Su has confirmed that he has no disagreement with the Board or the Supervisory Committee of the Company and there is no matter with respect to his resignation that needs to be brought to the attention of the shareholders of the Company or The Stock Exchange of Hong Kong Limited.

The Board would like to take this opportunity to thank Mr. Su for his contribution to the Company.

                                       By order of the Board of
                                      PetroChina Company Limited
                                               Li Huaiqi
                                        Secretary to the Board

Beijing, the PRC
24 November 2006

As at the date of this announcement, our Chairman is Mr. Chen Geng; our Vice Chairman is Mr. Jiang Jiemin; our Executive Director is Mr. Duan Wende; our Non-executive Directors are Messrs Zheng Hu, Zhou Jiping, Wang Yilin, Zeng Yukang, Gong Huazhang and Jiang Fan; and our independent Non-executive Directors are Messrs Chee-Chen Tung, Liu Hongru and Franco Bernabe.

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                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    PetroChina Company Limited

Dated: November 27, 2006            By:   /s/ Li Huaiqi
                                          -----------------------------
                                    Name:  Li Huaiqi
                                    Title: Company Secretary